Filed Pursuant to Rule 433 Registration Nos. 333-254632 and 333-254632-02

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

December 9, 2021

Issuer:	NextEra Energy Capital Holdings, Inc.

Designation:	Series P Junior Subordinated Debentures due March 15, 2082

Registration Format:	SEC Registered

Principal Amount:	$600,000,000

Date of Maturity:	March 15, 2082

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15, beginning March 15, 2022

Coupon Rate:	(i) from and including the date of original issuance to but excluding March 15, 2027 at an annual rate of 3.800% and (ii) from and including March 15, 2027 during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 2.547%

Optional Deferral:	Maximum of 10 consecutive years per deferral

Price to Public:	100.000% of the principal amount thereof

Optional Redemption:	In whole or in part on March 15, 2027 or on any interest payment date thereafter at 100% of the principal amount plus any accrued and unpaid interest

Call for Tax Event:	In whole but not in part, at 100% of the principal amount plus any accrued and unpaid interest

Call for Rating Agency Event:	In whole but not in part, at 102% of the principal amount plus any accrued and unpaid interest

Trade Date:	December 9, 2021

Settlement Date:*	December 14, 2021 (T+3)

CUSIP / ISIN Number:	65339K CB4/ US65339KCB44

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa2” (stable)
S&P Global Ratings	“BBB” (stable)
Fitch Ratings, Inc.	“BBB” (stable)

Joint Book-Running Managers:

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Co-Managers:

Academy Securities, Inc.

DZ Financial Markets LLC

HSBC Securities (USA) Inc.

WR Securities, LLC

*  It is expected that delivery of the Junior Subordinated Debentures will be made against payment therefor on or about December 14, 2021, which will be the third business day following the date of pricing of the Junior Subordinated Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Junior Subordinated Debentures initially will settle in T+3, purchasers who wish to trade the Junior Subordinated Debentures on the date of pricing of the Junior Subordinated Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

** A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “Five-Year Treasury Rate,” “Interest Reset Period,” “Rating Agency Event,” “Reset Interest Determination Date” and “Tax Event” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated December 9, 2021.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-800-807-6030, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.